

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Stop 7010

April 5, 2006

Via U.S. mail and facsimile

Mr. Vlado P. Hreljanovic
Chief Executive Officer
Juniper Group, Inc.
111 Great Neck Road, Suite 604
New York, NY 11021

> **Re:** **Juniper Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 27, 2006**
> **File No. 000-19170**

Dear Mr. Hreljanovic:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose the information required by Item 13(a) of Schedule 14A. Refer to Item 11(e) of Schedule 14A.

2. Please remove the statement in the concluding paragraph that your "information statement is for informational purposes only," as it suggests to stockholders that they cannot rely on the disclosure in your information statement.

Voting Securities

3.   Please disclose the information required by Item 11(b) of Schedule 14A.

Reasons For Increasing The Amount Of Shares Of The Company

4.   We note the disclosure in the last sentence of the first paragraph. Please revise to describe in reasonable detail your plans with respect to the newly authorized shares. In this regard, we note that it appears that you will reserve a significant number of these shares for issuance under outstanding convertible securities. It also appears that you will register a significant number of these shares by filing a pre-effective amendment to your Form SB-2 (File No. 333-131730). See Item 11(c) of Schedule 14A.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

- Your company is responsible for the adequacy and accuracy of the disclosure in your filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to your filing; and

- Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any questions.

             Sincerely,

             Pamela A. Long
             Assistant Director